3/1/07

AB 3/6



07002075

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66649

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Paragon Capital Partners, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

450 Park Avenue, Suite 2500
(No. and Street)

New York (City) NY (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Jeffrey Wallerstein, CPA (732) 603-7738
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Bosco, Johnn & Company, CPA, P.C.
(Name – *if individual, state last, first, middle name*)

PROCESSED
MAR 07 2007
THOMSON FINANCIAL

90 Columbus Avenue (Address) Valhalla (City) NY (State) 10595 (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 01 2007
BRANCH OF REGISTRATIONS AND EXAMINATIONS
02

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 3/6

Paragon Capital Partners, LLC
Table of Contents

Certified Public Accountants
90 Columbus Avenue, Valhalla, New York 10595
T 914.683 5553 F 914.683 5554

BOSCO | JOHNN & COMPANY

INDEPENDENT AUDITORS' REPORT

To the Members of
Paragon Capital Partners, LLC:

We have audited the accompanying statements of financial condition of Paragon Capital Partners, LLC as of December 31, 2006 and 2005 and the related statements of income and members' equity and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly in all material respects, the financial position of Paragon Capital Partners, LLC as of December 31, 2006 and 2005 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as whole. The information contained in the supplemental schedules is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

February 5, 2007

Bosco, Johnn & Company

Paragon Capital Partners, LLC
Statements of Financial Condition
December 31, 2006 and 2005

Assets	2006	2005
Cash and cash equivalents	$ 61,830	$ 198,944
Marketable securities	919,324	363,840
Accounts receivable	0	270,626
Prepaid expenses and other	14,178	8,373
Fixed assets, net of accumulated depreciation of $66,526 in 2006 and $41,990 in 2005	96,749	108,075
Deposit	74,164	93,007
Total Assets	$ 1,166,245	$ 1,042,865
Liabilities and Members' Equity		
Liabilities - accrued expenses and taxes	$ 304,435	$ 151,180
Members' equity	861,810	891,685
Total Liabilities and Members' Equity	$ 1,166,245	$ 1,042,865

The accompanying notes are an integral part of these financial statements.

Paragon Capital Partners, LLC
Statements of Income and Members' Equity
For the Years Ended December 31, 2006 and 2005

	2006	2005
Revenue:		
Fees	$ 2,438,685	$ 1,701,252
Realized gain on the sale of marketable securities	1,280	289,003
Unrealized gain on marketable securities	558,744	133,915
Interest and money market dividends	182	138
Total revenue	2,998,891	2,124,308
Interest expense	-	-
Net revenue	2,998,891	2,124,308
Non-interest expenses:		
Outside administrative services	358,337	423,828
Rent	229,117	225,247
Insurance	59,207	48,694
Professional fees and consultants	123,760	99,833
Office expenses	77,981	81,978
Dues and fees	41,433	13,623
Depreciation	24,536	22,450
Other	264,395	365,671
Total non-interest expenses	1,178,766	1,281,324
Net income	1,820,125	842,984
Members' equity - beginning of year	891,685	498,701
	2,711,810	1,341,685
Members' distributions	1,850,000	450,000
Members' equity - end of year	$ 861,810	$ 891,685

The accompanying notes are an integral part of these financial statements.

Paragon Capital Partners, LLC
Statement of Cash Flows
For the Years Ended December 31, 2006 and 2005

	2006	2005
Cash flows provided from operating activities:		
Net income	$ 1,820,125	$ 842,984
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation	24,536	22,450
Realized gain on the sale of marketable securities	(1,280)	(289,003)
Unrealized gain on marketable securities	(558,744)	(133,915)
(Increase) decrease in operating assets:		
Accounts receivable	270,626	(266,556)
Prepaid expenses and other	(5,805)	(8,373)
Deposit	18,843	24,925
Increase (decrease) in operating liabilities:		
Accrued expenses and taxes	153,255	(5,186)
Total adjustments	(98,569)	(655,658)
Net cash provided by operating activities	1,721,556	187,326
Cash flows from investing activities:		
Decrease in loans payable	0	(158,795)
Decrease in loan receivable	0	150,000
Increase in marketable securities	0	(137,175)
Proceeds from sale of marketable securities	4,540	404,000
Acquisitions of fixed assets	(13,210)	(7,316)
Net cash flows from investing activities	(8,670)	250,714
Cash flows from financing activities:		
Members' distributions	(1,850,000)	(450,000)
Net decrease in cash and cash equivalents	(137,114)	(11,960)
Cash and cash equivalents - beginning of year	198,944	210,904
Cash and cash equivalents - end of year	$ 61,830	$ 198,944
Supplemental disclosures of cash flows information:		
Interest paid during the year	$ -0-	$ -0-
Income taxes paid during the year	$ 20,062	$ 98,994

The accompanying notes are an integral part of these financial statements.

CONFIDENTIAL

Paragon Capital Partners, LLC
Notes to Financial Statements
December 31, 2006 and 2005

Note 1 - Summary of Significant Accounting Policies

Organization -

Paragon Capital Partners, LLC, "the Company", is a broker-dealer firm registered with the National Association of Securities Dealers. The Company provides merger and acquisition, and strategic advisory services to a number of clients. The Company's headquarters are located in New York, NY.

Use of Estimates in the Preparation of Financial Statements -

Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. These estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that management uses.

Revenue Recognition -

The Company uses the accrual basis of accounting. Accordingly, all revenues are recorded when earned, and expenses are recognized when incurred.

Net Capital Requirements -

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2006 the Company had net capital of $538,820 and $411,604, respectively, which was $284,140 and $392,707, respectively, in excess of its required net capital of $20,295 and$18,897, respectively. The Company's net capital ratio was 0.5650 and 0.3673 to 1, respectively.

Fair Value of Financial Instruments -

Financial Accounting Standards Board Statement No. 107, "Disclosures about Fair Value of Financial Instruments" requires that all entities disclose the fair value of financial instruments, as defined, for both assets and liabilities recognized and not recognized in the statement of financial condition. The Company's financial instruments, as defined, are carried at approximate fair value.

Note 1 - Summary of Significant Accounting Policies (continued)

Cash Equivalents -

Cash equivalents consist of municipal money market funds.

Marketable Securities -

Marketable securities are stated at fair market value.

Accounts Receivable -

The Company writes off all accounts considered to be uncollectible. Accordingly, no allowance for doubtful accounts has been recorded.

Income Taxes -

Paragon Capital Partners, LLC reports earnings as a partnership. Net income or loss passes through to members' income tax returns. Accordingly, no provision for Federal or New York State income taxes has been included in these financial statements.

New York City imposes an unincorporated business tax on the company. NYC taxes have been included in these financial statements.

Fixed Assets -

Fixed assets are stated at cost. Depreciation is calculated using the straight-line method of cost recovery for financial reporting purposes based upon the following estimated useful lives:

	Years
Computer equipment	5
Furniture, fixtures and equipment	7

Expenditures for maintenance and repairs are charged to expense, and renewals and betterments are capitalized. Upon sale or retirement, the cost of the asset and the related accumulated depreciation are removed from the accounts, and the resulting gain or loss is included in the results of operations.

Note 2 - Fixed Assets

Major classifications of fixed assets as of December 31, 2006 are as follows:

	2006	2005
Computer equipment	$ 49,390	$ 36,180
Furniture, fixtures and equipment	113,885	113,885
	163,275	150,065
Less accumulated depreciation	66,526	41,990
	$ 96,749	$ 108,075

Note 3 - Commitments

The company leases office space under a non-cancelable operating lease expiring December 31, 2008. Future minimum rental payments under this lease are as follows for the years ending December 31,:

2007	$ 223,863
2008	223,863
	$ 447,726

Paragon Capital Partners, LLC
Computation of Net Capital for Brokers and Dealers
Pursuant to Rule 15c3-1
December 31, 2006

	2006	2005
Members' equity	$ 861,810	$ 891,685
Deductions and/or charges:		
Non-allowable assets:		
Accounts receivable	0	270,626
Prepaid expenses and other	14,178	8,373
Deposit	74,164	93,007
Net fixed assets	96,749	108,075
Total deductions and other charges	185,091	480,081
Net capital before securities haircuts	676,719	411,604
Securities haircuts	137,899	-
Net capital	$ 538,820	$ 411,604
Aggregate indebtedness:		
Accrued expenses and taxes	$ 304,435	$ 151,180
Minimum capital required (the greater of 6.67% in 2006 and 12.5% in 2005 of aggregate indebtedness, or $5,000)	$ 20,295	$ 18,897
Capital in excess of minimum requirements	$ 284,140	$ 392,707
Ratio of aggregate indebtedness to net capital	.5650 to 1	.3673 to 1

Note: No material differences exist between the above computation and the computation included in the company's corresponding audited Form X-17A-5 Part 11(A) filing.

The accompanying notes are an integral part of these financial statements.

Paragon Capital Partners, LLC
Computation for Determination of the Reserve Requirements
for Brokers and Dealers
Pursuant to Rule 15c3-3
December 31, 2006 and 2005

Paragon Capital Partners, LLC is exempt from the provisions of Rule 15c3-3 under Section (k)(2)(i) of the Securities Exchange Act of 1934 since its operations fall within such exemptive provisions.

The accompanying notes are an integral part of these financial statements.

Paragon Capital Partners, LLC
Supplemental Report on Internal Control Structure
December 31, 2006 and 2005

To the Members of Paragon Capital Partners, LLC:

In planning and performing our audits of financial statements and supplemental schedules of Paragon Capital Partners, LLC, for the years ended December 31, 2006 and 2005, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the company has responsibility are safeguarded against loss from unauthorized use of disposition and that actions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and may not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the company's practices and procedures were adequate at December 31, 2006 and 2005, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Bosco, John & Company, CPA, P.C.
Valhalla, NY
February 5, 2007

Paragon Capital Partners, LLC
December 31, 2006

OATH OR AFFIRMATION

I, Michael E. Levy, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Paragon Capital Partners, LLC, as of December 31, 2006 are true and correct, I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Michael E. Levy
Signature

Managing Member
Title

Mara Lynn Albano
Notary

MARA LYNN ALBANO
NOTARY PUBLIC - STATE OF NEW YORK
NO. 01-AL6067091
QUALIFIED IN WESTCHESTER COUNTY
MY COMMISSION EXPIRES 12-03-2009

END